                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___ )*

                      3CI COMPLETE COMPLIANCE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  88553J-l0-4
                                 (CUSIP Number)

                               Mr. Mark C. Miller
                     President and Chief Executive Officer
                                Stericycle, Inc.
                         1419 Lake Cook Road, Suite 410
                           Deerfield, Illinois 60015
                                 (847) 945-6550

            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                October 1, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            CUSIP No. 88553J-10-4
--------------------------------------------------------------------------------
(1)      Name of reporting person ............................ Stericycle, Inc.
         I.R.S. identification nos. of above persons..........       36-3640402
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group ....        (a) [   ]
                                                                      (b) [   ]
--------------------------------------------------------------------------------
(3)      SEC use only ........................................
--------------------------------------------------------------------------------
(4)      Source of funds .....................................               BK
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e) ......................            [   ]
--------------------------------------------------------------------------------
(6)      Citizenship or place or organization ................         Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7)      Sole voting power ...................................        5,104,448
(8)      Shared voting power .................................              -0-
(9)      Sole dispositive power ..............................        5,104,448
(10)     Shared dispositive power ............................              -0-
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each reporting
         person ..............................................        5,104,448
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
         certain shares  .....................................            [   ]
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11) ..            52.2%
--------------------------------------------------------------------------------
(14)     Type of reporting person                                            CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to shares of Common Stock, par value $.01 per share ("3CI Common Stock"), of 3CI Complete Compliance Corporation, a Delaware corporation ("3CI"). The principal executive offices of 3CI are located at 910 Pierremont, Suite 312, Shreveport, Louisiana 71106.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Stericycle, Inc., a Delaware corporation ("Stericycle"). Stericycle's principal executive offices are located at 1419 Lake Cook Road, Suite 410, Deerfield Illinois 60015.

         Stericycle is the second largest provider of regulated medical waste management services in the United States, providing regulated medical waste collection, transportation, treatment and disposal services to over 45,000 customers in 33 states and the District of Columbia.

         Schedule A to this Statement sets forth the name, residence or business address, principal occupation or employment, and name, business and address of his or her employer, of each of Stericycle's executive officers and directors as of the date of this Statement.

         During the last five years, neither Stericycle nor, to its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Stericycle indirectly acquired all 5,104,448 shares of 3CI Common Stock whose beneficial ownership is being reported on this Statement (the "3CI Shares") by purchasing all of the issued and outstanding capital stock of Waste Services, Inc., a Delaware corporation ("WSI"), from WSI's two stockholders, Rethmann GmbH & Co. Verwaltungs-und Beteiligungs-KG and Lobbe Holding GmbH & Co. The purchase price was (i) $10,000,000 in cash and (ii) the grant of certain exclusive negotiation and first refusal rights in respect of the purchase, for installation and operation in the Federal Republic of Germany, of medical waste treatment units incorporating Stericycle's proprietary electro-thermal deactivation technology.

         The source of the funds that Stericycle used to pay the cash component of the purchase price was a $20,000,000 credit facility that Stericycle established at LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603, under a credit agreement entered into by Stericycle, certain of its subsidiaries, and LaSalle National Bank, for itself and as agent for the lenders who may become signatories or parties to the credit agreement (as such agent, the "Bank"). (LaSalle National Bank, a national banking association, is currently the only lender signatory or party to the credit agreement.) As security for Stericycle's obligations under the credit agreement, Stericycle granted the Bank a security interest in all of its tangible and intangible assets and pledged to the Bank all of the capital stock of its subsidiaries.

         Effective as of the closing as of October 1, 1998 of Stericycle's purchase of all of the capital stock of WSI, WSI joined in the credit agreement in accordance with its terms, which require any new subsidiary of Stericycle to become bound by the credit agreement and all of the related loan documents. In this connection, and as required under the terms of the credit agreement, Stericycle pledged all of the capital stock of WSI to the Bank; and WSI granted the Bank a security interest in all of its tangible and intangible assets and also pledged to the Bank all of the 3CI Shares and all of the shares of 3CI preferred stock and the amended and restated note from 3CI described in Item 6.

ITEM 4.  PURPOSE OF TRANSACTION

         WSI owns a majority of the outstanding shares of 3CI Common Stock (as well as all of 3CI's outstanding shares of preferred stock and an amended and restated note from 3CI in the principal amount of approximately $5,487,000). Stericycle purchased all of the capital stock of WSI for the purpose of becoming the indirect beneficial owner of these shares and thus 3CI's controlling stockholder.

         Effective as of the closing as of October 1, 1998 of Stericycle's purchase of all of the capital stock of WSI, and in accordance with the terms of the stock purchase agreement between Stericycle and the stockholders of WSI, the three directors of 3CI serving as nominees of WSI (Dr. Werner Kook, Jurgen Thomas and Dr. Clemens Pues) resigned as directors of 3CI. Pursuant to applicable provisions of the Delaware General Corporation Law and 3CI's by-laws, WSI, as 3CI's majority stockholder, then amended 3CI's by-laws to increase the number of directors of 3CI from six to seven, and elected the following persons to fill the four vacancies arising by reason of the resignation of three incumbent directors and the increase in the number of directors: Jack W. Schuler; Mark C. Miller; Anthony J. Tomasello; and Frank J.M. ten Brink.

         Mr. Schuler is Chairman of the Board of Directors of Stericycle; Mr. Miller is Stericycle's President and Chief Executive Officer and a director; Mr. Tomasello is Stericycle's Vice President, Operations; and Mr. ten Brink is Stericycle's Vice President, Finance, and Chief Financial Officer. Messrs. Miller and ten Brink serve as the two directors of WSI, and Mr. Miller serves as its President and Mr. ten brink as its Secretary.

         In accordance with Rule 14f-1 under the Securities and Exchange Act of 1934, the election of Messrs. Schuler, Miller, Tomasello and ten Brink as directors of 3CI will not be or become effective until 10 days after 3CI files with the Securities and Exchange Commission, and transmits to all stockholders of record who would be entitled to vote at a meeting of stockholders for the election of directors, the information statement required to be filed and transmitted by Rule 14f-1.

         Depending upon market conditions and other factors, in the future Stericycle may consider the direct or indirect purchase of additional shares of 3CI Common Stock or other securities of 3CI, either in the open market, in privately negotiated transactions or otherwise. At present, however, Stericycle has no plans or proposals for any such purchases. Nor, at present, does Stericycle have any plans or proposals that relate to or would result in: (i) an extraordinary have any corporate transaction involving 3CI or any subsidiary of 3CI; (ii) a sale or transfer of any of 3CI's assets; (iii) a change in the present board of directors or management of 3CI (other than the change in directors described in this Item 4); (iv) a change in the present capitalization or dividend policy of 3CI; (v) any other change in 3CI's business or corporate structure; (vi) a change in 3CI's certificate of incorporation or by-laws (other than the change in 3CI's by-laws described in this Item 4); or (vii) the delisting or deregistration of any of 3CI's securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Stericycle, through its wholly-owned subsidiary WSI, beneficially owns 5,104,448 shares of 3CI Common Stock (as previously defined, the "3CI Shares"). The 3CI Shares represent 52.2% of the 9,778,825 shares of 3CI Common Stock which were outstanding as of August 14, 1998 (according to 3CI's quarterly report on Form 10-Q for the quarter ended June 30, 1998). Stericycle, through WSI, has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all of the 3CI Shares.

         None of the executive officers or directors of Stericycle named in the attached Schedule A beneficially owns any shares of 3CI Common Stock.

         As described in Item 2, Stericycle indirectly acquired the 3CI Shares through its purchase of all of the capital stock of WSI pursuant to a stock purchase agreement, dated as of September 3, 1998, entered into by Stericycle and WSI's two stockholders, Rethmann GmbH & Co. Verwaltungs-und Beteiligungs-KG and Lobbe Holding GmbH & Co. The purchase price was (i) $10,000,000 in cash and
(ii) the grant of certain exclusive negotiation and first refusal rights in respect of the purchase, for installation and operation in the Federal Republic of Germany, of medical waste treatment units incorporating Stericycle's proprietary electro-thermal deactivation technology. The transaction closed as of October 1, 1998.

         WSI also owns (and by acquiring all of the capital stock of WSI, Stericycle indirectly acquired) all of 3CI's outstanding preferred stock, consisting of 7,000,000 shares of 3CI's preferred stock designated as Series B Preferred Stock and 750,000 shares of 3CI's preferred Stock designated as Series C Preferred Stock. In addition, WSI owns (and by acquiring all of the capital stock of WSI, Stericycle indirectly acquired) a secured promissory note from 3CI which, as amended and restated as of September 30, 1998, is payable to WSI in the principal amount of approximately $5,487,000 on or before September 30, 1999.

         Except for the transaction by which Stericycle acquired all of the capital stock of WSI, neither Stericycle nor any of the executive officers or directors of Stericycle named in the attached Schedule A has effected any transaction in 3CI Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Stericycle and any of the executive officers or directors of Stericycle named in the attached Schedule A, or between any one or more of them and any other person, in respect of 3CI Common Stock or any other securities of 3CI.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Stock Purchase Agreement, dated as of September 3, 1998, entered into by Stericycle, Inc., and Rethmann GmbH & Co. Verwaltungs-und Beteiligungs-KG and Lobbe Holding GmbH & Co.

Exhibit 99.2 Credit Agreement, dated as of September 30, 1998, by and among
             LaSalle National Bank, as agent, the lenders signatories or parties to the Credit Agreement, and Stericycle, Inc. and certain of its subsidiaries

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated:   October 9, 1998.

                                     STERICYCLE, INC.


                                     By /s/ Mark C. Miller
                                       ----------------------------------------
                                          Mark C. Miller
                                          President and Chief Executive Officer

                                  SCHEDULE A

-------------------------------------------------------------------------------
                   EXECUTIVE OFFICERS OF STERICYCLE, INC.(1)
-------------------------------------------------------------------------------
NAME                       TITLE
-------------------------------------------------------------------------------
Mark C. Miller             President and Chief Executive Officer
-------------------------------------------------------------------------------
Anthony J. Tomasello       Vice President, Operations
-------------------------------------------------------------------------------
Linda D. Lee               Vice President, Regulatory Affairs and Quality
                           Assurance
-------------------------------------------------------------------------------
Frank J.M. ten Brink       Vice President, Finance and Chief Financial Officer
-------------------------------------------------------------------------------
Michael J. Bernert         Vice President, Eastern Region
-------------------------------------------------------------------------------
Joel P. Wilson             Vice President, Central Region
-------------------------------------------------------------------------------

(1) All executive officers are United States citizens. Each executive officer's present principal occupation is the same as his or her position with Stericycle, Inc.

-------------------------------------------------------------------------------
                        DIRECTORS OF STERICYCLE, INC.(1)
-------------------------------------------------------------------------------
NAME                      PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Jack W. Schuler           Partner
Chairman of the Board     Crabtree Partners LLC
                          [a private investment firm]
                          1419 Lake Cook Road
                          Suite 410
                          Deerfield, Illinois 60015
-------------------------------------------------------------------------------
Mark C. Miller            President and Chief Executive Officer
                          Stericycle, Inc.
                          1419 Lake Cook Road
                          Suite 410
                          Deerfield, Illinois 60015
-------------------------------------------------------------------------------
Rodney F. Dammeyer        Managing Partner
                          Equity Group Investments, Inc.
                          [a private investment firm]
                          2 North Riverside Plaza
                          Chicago, Illinois 60606
-------------------------------------------------------------------------------
Patrick F. Graham         President and Chief Executive Officer
                          WorldCorp, Inc.
                          [air transportation services]
                          13873 Park Center Road
                          Herndon, Virginia 22071
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
John Patience              Partner
                           Crabtree Partners LLC
                           [a private investment firm]
                           1419 Lake Cook Road
                           Suite 410
                           Deerfield, Illinois 60015
-------------------------------------------------------------------------------
Peter Vardy                Managing Director
                           Peter Vardy & Associates
                           [an environmental consulting firm]
                           333 West Wacker Drive
                           Suite 700
                           Chicago, Illinois 60606
-------------------------------------------------------------------------------
L. John Wilkerson, Ph.D.   Chief Executive Officer
                           The Wilkerson Group, Inc.
                           [a health care products consulting firm]
                           666 Third Avenue
                           New York, New York 10017
-------------------------------------------------------------------------------

1  All directors are United States citizens.